Exhibit 14.1
IVANHOE ENERGY INC.
CODE OF BUSINESS CONDUCT AND ETHICS
Introduction
This code of conduct (the “Code”) applies to everyone at Ivanhoe Energy Inc. (the “Company”), including employees, officers and board members regardless of their position in our organization, at all times and everywhere we do business. References in this Code to the Company mean the Company and any of its subsidiaries.
This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which everyone at the Company is expected to comply.
We require the highest standards of professional and ethical conduct from our employees, officers and directors. Our reputation for honesty and integrity is important for the success of our business. No one at the Company will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.
We aim for our business practices to be compatible with, and sensitive to, the economic and social priorities of each location in which we operate. Although customs vary from country to country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.
In addition to following this Code, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code is not a complete code of conduct. It sets forth general principles and does not supersede the specific policies and procedures that are in effect, such as the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy or other policies that are in effect from time to time.
This Code will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.
SPECIFICS OF CODE
I. Compliance with Laws, Rules and Regulations
We have a responsibility to monitor all legal boundaries and comply with all applicable laws and regulations in all of our activities worldwide. Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is important for our reputation and continued success. We must respect and obey the laws of the cities, states and countries in which we operate and avoid even the appearance of impropriety.

Individuals who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.
II. Conflicts of Interest
A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict of interest could arise where:
•	an individual’s personal interests interfere, or appear to interfere, in any way, with the interests of the Company;

•	an individual takes action for his or her direct or indirect benefit or the direct or indirect benefit of a third party that is inconsistent with the interests of the Company; or

•	an individual, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.
Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors. Where a conflict involves a Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting at the board meeting of the Company considering such contract or transaction in accordance with applicable law.
It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest should be reported immediately to the Chief Executive Officer, Vice President & Corporate Secretary or the Ethics & Compliance Officer. For unresolved potential conflicts involving any employee or where a member of senior management or a board member is involved in a potential conflict, the issue should be referred to the Board of Directors (assisted by the Nominating and Corporate Governance Committee and legal counsel as necessary).
III. Corporate Opportunities
Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and are prohibited from taking, for themselves personally, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain, except where the Board has, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel if required, relinquished its interest in an opportunity in compliance with applicable corporate law. A director interested in a corporate opportunity being considered by the Board shall refrain from voting at the board meeting considering such opportunity.

If an employee has any doubt as to the whether any activity they are contemplating violates this requirement, they must refer the issue to the Chief Executive Officer, Vice President & Corporate Secretary or the Ethics & Compliance Officer.
IV. Confidentiality
Directors, officers and employees of the Company must maintain the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated.
The obligation to preserve confidential information continues even after you leave the Company. The Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy sets forth certain specific Policy obligations in respect of confidentiality.
Confidential information includes all non-public information that may be of use to competitors or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.
V. Protection and Proper Use of Company Assets
We should all endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported to a supervisor or a member of the Company’s management for investigation.
Company assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.
The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave the Company.
VI. Insider Trading
Insider trading is unethical and illegal. We are not allowed to trade in securities of any company while in possession of material non-public information regarding that company. This includes the Company or any other company. It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, sets forth your obligations in respect of trading in the Company’s securities.

VII. Fair Dealing
We should all endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No one at the Company should take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.
VIII. Compliance with Environmental Laws
The Company is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Company’s policy is to comply with all applicable environmental laws and regulations within all jurisdictions in which it operates. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with his or her supervisor or with the Chief Executive Officer, Vice President & Corporate Secretary or the Ethics & Compliance Officer.
IX. Equal Opportunity
We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment.
X. Safety and Health
We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Company is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. In order to protect the safety of all employees, employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.
XI. Financial and Business Disclosure and Accuracy of Company Records and Reporting
Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions and to meet our reporting obligations to our stakeholders. This includes both the Company’s financial reporting and ongoing disclosure requirements under applicable securities and stock exchange requirements. The Company’s accounting and other records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others.
Full, fair, accurate, timely and understandable disclosure in the reports and other documents that we file with, or submit to, securities regulators and stock exchanges and in our other public communications is critical for us to maintain our good reputation, to comply with our obligations under the securities laws and to meet the expectations of our shareholders and other members of the investment community. In preparing such reports and documents and other public communications, the following guidelines should be adhered to:

•	all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;

•	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

•	all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

•	no accounting records should contain any false or intentionally misleading entries;

•	no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

•	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	no information should be concealed from the internal auditors or the independent auditors; and

•	compliance with the Company’s system of internal controls is required.
If any employee, officer or director of the Company has concerns or complaints regarding accounting or auditing issues, he or she is encouraged to submit those concerns to a member of the Audit Committee of the Board or through the Company’s confidential whistleblower mechanism.
Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company’s records retention policy.
XII. Use of E-Mail and Internet Services
E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You should not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, ethnic or racial slurs, or other messages that could be viewed as harassment.
Your messages (including voice mail) and computer information are considered the property of the Company and you should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

Violation of these policies may result in disciplinary actions up to and including discharge from the Company.
XIII. Gifts and Entertainment
Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise, or appear to compromise, our ability to make objective and fair business decisions. The same rules apply to employees offering gifts and entertainment to our business associates.
Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided.
The value of gifts should be nominal, both with respect to frequency and amount. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, consult your supervisor and ask yourself whether or not the gift or item is legal, business related, moderate and reasonable, whether or not public disclosure would embarrass the Company, and whether or not there is any pressure to reciprocate or grant special favors.
XIV. Payments to Domestic and Foreign Officials
Employees and officers of the Company must comply with all applicable laws prohibiting improper payments to domestic and foreign officials, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act of 1997 (United States) (collectively, the “Acts”).
While the Acts are not identical, the Acts generally make it illegal for a person, in order to obtain or retain business, directly or indirectly, to offer or agree to give or offer loans, rewards, payments or benefits of any kind to foreign public officials or to any person for the benefit of public officials. Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as persons employed by board, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office.
Although “facilitated payments” or certain other transactions may be exempted or not illegal under applicable law, the Company’s policy is to avoid them. If any employee or officer has any questions about the application of this policy to any particular situation, please report to the Chief Executive Officer, Vice President & Corporate Secretary or the

Ethics & Compliance Officer who, with the advice of counsel as necessary, will determine acceptability from both a legal and a corporate policy point of view, and any appropriate accounting treatment and disclosures which are applicable to the particular situation.
Violation of either of the Acts is a criminal offence, subjecting the Company to substantial fines and penalties and any officer, director or employee acting on behalf of the Company to imprisonment and fines. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.
XV. Reporting of any Illegal or Unethical behavior
We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to report violations of laws, rules, regulations or this Code to their supervisor, to the Chief Executive Officer, the Ethics & Compliance Officer or through the confidential whistleblower mechanism. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.
XVI. Amendment, Modification and Waivers of the Code of Business Conduct and Ethics
The Code may be amended or modified by the Board of Directors and waivers may be granted by the Nominating and Corporate Governance Committee or a vote of the independent directors of the Board, subject to disclosure and other provisions of applicable securities legislation and stock exchange requirements.
XVII. Compliance Procedures
This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances, or if you have any questions concerning your obligations under this Code, we encourage you to use your common sense, and to contact your supervisor or a member of senior management for guidance. Senior management or directors are encouraged to consult with the Chief Executive Officer, Vice President & Corporate Secretary, Ethics & Compliance Officer or such other senior officer who may be designated by the Corporation from time to time.
If you fail to comply with this Code of Ethics or applicable laws, rules or regulations you will be subject to disciplinary measures, up to and including discharge from the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for you, your supervisors and/or the Company.
You are expected to report all violations of this Code of Ethics promptly by one of the following methods: to your supervisor, the Chief Executive Officer, the Vice President & Corporate Secretary or the Ethics & Compliance Officer or confidentially through the

Company’s confidential whistleblowing mechanism. You may choose to remain anonymous in reporting any possible violation of this Code and all reports will remain confidential.